NanoAntibiotics, Inc.

100 Cummings enter, Suite 247-C

Beverly, MA 01915 USA

312-593-0269

June 7, 2016

VIA EDGAR ONLY

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attention: Suzanne Hayes

   Assistant Director

Re: NanoAntibiotics, Inc.

Current Report on Form 8-K

Filed April 15, 2016

File No. 000-55292

Preliminary Information Statement on Schedule 14C

Filed April, 2016

File No. 000-55292

Dear Ms. Hayes:

Please be advised that the undersigned is the duly appointed Chief Executive Officer of NanoAntibiotics, Inc., the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to NanoAntibiotics, Inc. (the “Issuer”) provided in your letter dated May 12, 2016 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter to the Commission and provide explanation, where necessary. Our responses follow the text of the Staff comment reproduced for your convenience.

As you likely recall, the Issuer submitted responses to comments 1 through 4 of the Comment Letter via correspondence dated May 19, 2016 (the “Response Letter”). Upon being advised that the Commission had no further comments to comments 1 through 4, in accordance with the Response Letter, the Issuer now hereby responds to comment 5 of the Comment Letter.

5.	We note that the name change was approved by written consent of shareholders holding approximately 60% of your outstanding capital stock. Please identify the shareholders who provided written consent, the percentage of votes each represents, and their relationship with the company. Please also explain to us how the consents were obtained from these shareholders and your analysis as to whether such activities constitute a solicitation of proxies within the meaning of Rule 14a-1(l) of the Exchange Act. Lastly, please tell us if your table on page 5 includes all holders known to the company to be the beneficial owners of more than five percent of any class of the company’s.

In order to ensure compliance with Rule 14a-1 of the Exchange Act, the Issuer will be abandoning the previously filed Preliminary Information Statement and will instead file a Preliminary Proxy Statement to obtain the required shareholder approval to effect the Issuer’s name change.

The Issuer hereby acknowledges that:

● the company is responsible for the adequacy and accuracy of the disclosure in the filing;

● staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

● the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please do not hesitate to contact the undersigned or the Issuer’s counsel Peter Campitiello, Esq. at (212) 519-5109.

Very truly yours,

/s/ Jonathan Adams

Jonathan Adams,

Chief Executive Officer